30 September 2009

Cadbury Notes the Takeover Panel Deadline

Cadbury plc (“Cadbury” or “the Group”) notes today’s announcement by the Takeover Panel Executive that it has imposed a deadline of 5.00pm on 9 November 2009, by which time Kraft Foods Inc (“Kraft”) must, unless the Takeover Panel Executive consents otherwise, either announce a firm intention to make an offer for Cadbury under Rule 2.5 of the UK Takeover Code, or announce that it does not intend to make an offer for Cadbury.

Kraft made a proposal to the Board of Cadbury on 28 August which was rejected in a letter to the Chairman and CEO of Kraft on 31 August. On 7 September, Kraft published the terms of this proposal and the Board of Cadbury confirmed that it had rejected the proposal on the grounds that it made no strategic or financial sense for Cadbury and fundamentally undervalued the Group and its prospects. The Board’s view has not changed since then and the Board reiterates its rejection of Kraft’s approach.

Roger Carr, Chairman of Cadbury said: “Cadbury has a strong position in the global confectionery market and the Board is confident in Cadbury’s standalone pure play strategy and growth prospects. We have made our position on Kraft’s proposal very clear and we welcome the Panel’s decision today in the interests of obtaining clarity and certainty for our shareholders and employees at the earliest opportunity.”

Ends

For further information

Cadbury plc	+44	1895 615000
http://www.cadbury.com
Capital Market Enquiries	+44 1895 615124
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head

Notes to the editor

About Cadbury plc

Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Kraft or of Cadbury, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft or Cadbury, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Kraft or of Cadbury by Kraft or Cadbury, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

Publication on Cadbury Website

A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.